EXHIBIT 5

HART & HART, LLC

ATTORNEYS AT LAW

1624 Washington Street

Denver, CO 80203

William T. Hart, P.C.		harttrinen@aol.com
Will Hart	(303) 839-0061	Fax: (303) 839-5414

September 18, 2024

Blue Line Holdings, Inc.

400 North Park Avenue, Suite 12-B

Breckenridge, CO 80424

This letter will constitute an opinion upon the legality of the sale by certain shareholders by Blue Line Holdings, Inc., a Colorado corporation (the “Company”), of up to 5,220,000 shares of the Company’s common stock.

We have examined the Articles of Incorporation, the Bylaws, and the minutes of the Board of Directors of the Company, and the applicable laws of the State of Colorado and a copy of the Registration Statement. In our opinion, the shares to be sold by the shareholders of the Company have been legally issued and represent fully paid and non-assessable shares of the Company’s common stock.

Very truly yours,

HART & HART, LLC

/s/ William T. Hart

William T. Hart